September 10, 2025

Frank A. Cavallaro
Senior Executive Vice President, Chief Financial Officer
Peapack-Gladstone Financial Corporation
500 Hills Drive, Suite 300
Bedminster, NJ 07921

       Re: Peapack-Gladstone Financial Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Form 8-K filed July 21, 2025
           File No. 001-16197
Dear Frank A. Cavallaro:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K filed March 12, 2025
Managements Discussion and Analysis of Financial Condition and Results of Operations
Wealth Management Division, page 54

1. We note assets under management ("AUM") and Assets under Administration ("AUA") increased from $10.9 billion at December 31, 2023 to $11.9 billion at
       December 31, 2024. In future filings, please address the following points within your disclosure:
           Provide a roll forward of your AUM from beginning to ending balances showing inflows, outflows and market appreciation or depreciation for the periods presented within your financial statements.
           Quantify your AUM and AUA balances separately, and to the extent possible, include a breakdown of AUM and the AUM roll forward by investment product or class in order show more meaningful changes in composition and trends impacting AUM.
           Disclose your weighted average fee rates and how they correlate to movements
 September 10, 2025
Page 2

          within your AUM/AUA and changes in revenue for the periods presented within your financial statements.

Form 8-K filed July 21, 2025
Exhibit 99.1
Non-GAAP Financial Measures Reconciliation, page 18

2. We note that your presentation of tangible equity excluding other comprehensive loss and tangible book value per share excluding other comprehensive loss represent individually tailored accounting measures given that the adjustment to exclude the impact of other comprehensive loss has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of this measure from future filings. Refer to Question
       100.04 of the Division of Corporation Finance   s Compliance &
Disclosure
       Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarmad Makhdoom at 202-551-5776 or Lory Empie at 202-551-3714
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance